UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2022

(Commission File No. 001-40634)

Gambling.com Group Limited

(Translation of registrant’s name into English)

22 Grenville Street
St. Helier, Channel Island of Jersey
JE4 8PX

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ☐	No ☒

INCORPORATION BY REFERENCE

This Report on Form 6-K (this “Report”), except for Exhibit 99.1, shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File Nos. 333-258412 and 333-262539) of Gambling.com Group Limited (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this Report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished.

The information in Exhibit 99.1 shall not be deemed “filed” for the purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or otherwise subject to the liabilities of that Section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Appointment of New Director

On July 6, 2022, Gambling.com Group Limited (the “Company”) announced the appointment of Michael Quartieri to the Company’s Board of Directors (the “Board”).

Mr. Quartieri will serve as a Class III director, with an initial term expiring at the Company’s 2024 annual meeting of shareholders. Mr. Quartieri has been named to the Audit Committee and the Nominating and Governance Committee of the Board, and Pär Sundberg has left the Audit Committee.

Following the appointment of Mr. Quartieri, the Board consists of seven members and the current composition of the committees of the Board is as follows: (i) the Audit Committee consists of Susan Ball, Fredrik Burvall and Michael Quartieri, with Susan Ball serving as the Chairperson of the Audit Committee, (ii) the Compensation Committee consists of Susan Ball, Gregg Michaelson and Pär Sundberg, with Pär Sundberg serving as the Chairperson of the Compensation Committee, and (iii) the Nominating and Governance Committee consists of Susan Ball, Fredrik Burvall, Michael Quartieri and Pär Sundberg, with Fredrik Burvall serving as the Chairperson of the Nominating and Governance Committee.

Mr. Quartieri currently serves as the Chief Financial Officer of Dave & Buster’s Entertainment, Inc. Mr. Quartieri had been Executive Vice President, Chief Financial Officer and Corporate Secretary of LiveOne, Inc. from November 2020 until December 2021. Prior to his tenure at LiveOne, Inc., Mr. Quartieri served as Executive Vice President, Chief Financial Officer, Treasurer and Secretary at Scientific Games from November 2015 until June 2020. Prior to that Mr. Quartieri spent nine years with Las Vegas Sands Corp. in multiple roles ending as Senior Vice President, Chief Accounting Officer and Global Controller, and 13 years at Deloitte & Touche. He earned a Bachelor of Science and Master of Accounting degrees from the University of Southern California and is a Certified Public Accountant.

The Company intends to enter into its standard indemnification agreement for directors and officers with Mr. Quartieri, the form of which was filed as an exhibit to the Company’s Registration Statement on Form F-1 (File No. 333-257403) filed with the Securities and Exchange Commission on June 25, 2021.

On July 6, 2022, the Company issued a press release announcing Mr. Quartieri’s appointment, which is furnished hereto as Exhibit 99.1.

EXHIBIT INDEX

Exhibit	Description
99.1	Press Release dated July 6, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Gambling.com Group Limited
(Registrant)

By:	/s/ Elias Mark
Name:	Elias Mark
Title:	Chief Financial Officer

Date: July 6, 2022